Exhibit 99.1

Farmers Union Mutual Insurance Company (FUMICO) Selects Sapiens Solutions Over the Cloud for its P&C Transformation Project

FUMICO will replace its 30-year-old legacy system with Sapiens CoreSuite for Property & Casualty and advanced analytics solution over the cloud

Holon, Israel – November 13, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Farmers Union Mutual Insurance Company (FUMICO), the largest domiciled property & casualty (P&C) insurance company in Montana, has selected Sapiens CoreSuite for Property & Casualty and Sapiens IntelligencePro for Property & Casualty over the cloud for its digital transformation project.

FUMICO seeks to provide a superior experience to policyholders and agents via straight-through processing and digital capabilities.

“Farmers Union Mutual Insurance Company has relied on a 30-year-old policy administration system to cover the scope of our P&C business and service our policyholders, which has made it difficult to launch modern business products and processes,” said Janet Tamcke, project sponsor/manager for the company. “By replacing our core system and adding Sapiens’ advanced analytics solution, we will be able to quickly support new lines of business to meet the ever-changing needs of our customers. FUMICO will also provide a digital and personalized experience to our policyholders and agents via straight-through processing, including self-service capabilities.”

FUMICO will benefit from enhanced rating and rules during underwriting to speed processes, with underwriter interaction that can be configured by business users. Sapiens’ innovative CoreSuite is also expected to reduce FUMICO’s time to market for future product rollouts and overhead costs.

Continued Tamcke: “Our current system doesn’t provide sufficient insight into our data. Sapiens IntelligencePro’s drag-and-drop reporting and dashboards will help FUMICO more effectively understand our underwriting risks and claims losses, while generating actionable insights for our teams to review.”

“We are pleased to welcome another mutual insurer to the Sapiens family,” said Roni Al-Dor, president and CEO, Sapiens. “The pre-integration between our CoreSuite modules and digital offerings enables insurers to transform quickly, without disrupting their core business. Sapiens is pleased to partner with FUMICO and we look forward to fruitful collaboration.”

FUMICO will benefit from Sapiens’ CoreSuite over the cloud, which offers the highest levels of security and supports pre-integration with some of the industry’s leading third-party packaged solutions. With easy access to the Sapiens partner ecosystem, FUMICO will be able to utilize a wealth of partner applications and services.

About FUMICO

Farmers Union Mutual Insurance Company (FUMICO) is the largest domiciled property and casualty insurance company in Montana, writing business in Montana since 1915. FUMICO, rated A – (excellent) by AM Best, is one of the largest writers of farm and ranch business and a major writer of homeowners and commercial insurance in the state. FUMICO has approximately 60 agents located in the rural communities of Montana. For more information: www.fumico.net.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com